Ameritas Variable Life Insurance Company Logo

September 16, 2002

                                           (Transmitted via EDGAR on 09/16/2002)


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.   20549
Attn:  Joyce M. Pickholz


RE: Rule 477(a) Filing - Application for Withdrawal of Registration Statement Ameritas Variable Separate Account VL (Registrant)
       Ameritas Variable Life Insurance Company (Depositor)
       SEC Registration No. 333-99555, Filed on Form N-6

Dear Sir or Madam:

This Application for Withdrawal of Registration Statement is made in accordance with Rule 477(a) under the Securities Act of 1933. Ameritas Variable Separate Account VL and Ameritas Variable Life Insurance Company request to withdraw Form N-6 Registration No. 333-99555, filed on September 13, 2002.

The Form N-6 filing assigned Registration No. 333-99555 was filed in error. The material included in the filing, which was submitted and accepted via EDGAR on September 13, 2002, was intended as a Pre-Effective amendment filing to Registration No. 333-91674. After the error was discovered, we made the correct Form N-6/A filing for Registration No. 333-91674 on September 13, 2002. As required by Rule 477(c), no securities were sold in connection with the filing of Registration No. 333-99555.

We believe the withdrawal of Registration No. 333-99555 is in the public interest and request the Commission's consent to this Application.

Sincerely,

/s/ Donald R. Stading

Donald R. Stading
Secretary and General Counsel